U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB - Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

TREND TECHNOLOGY CORPORATION

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0343712

(I.R.S. Employer Identification Number)

Suite 1020

510 Burrard Street

Vancouver, British Columbia, V6C 3A8  Canada

(Address of principal executive offices)

Telephone:  (604)681-9588

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:   None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

TABLE OF CONTENTS

PART I

Item 1.  Description of Business

Business Development

We were incorporated on February 16, 2001 under the laws of the State of Nevada.  During the period March, 2003 to September, 2003, we scouted locations in British Columbia for the potential staking of claims.  During the period October to December, 2003, we raised seed capital totaling $99,023 from 54 subscribers under Regulation S and Regulation D private placement exemptions.  These funds are being used to fund our exploration activities.  During the period January, 2004 to March, 2004, we staked our Copper Prince property in South Central British Columbia being comprised of 35 claim units covering approximately 2,162 acres.  This acquisition is the first material business which we have undertaken.  We are a mineral exploration company and seek to explore our Copper Prince property.  There is no assurance that a commercially viable mineral deposit exists on our Copper Prince property.  Further exploration will be required before a final evaluation is made as to economic feasibility of our property.

We have not been involved in any bankruptcy, receivership or similar proceedings.

We are filing this Form 10SB on a voluntary basis to become a reporting company and therefore eligible to apply for a quotation or listing of our common shares.

Technical Terms Glossary

The following defined technical terms are used in our registration statement:

"accreted":  The process by which an inorganic body increases in size by the external addition of fresh particles.

"alkalic-calcic rock":  Igneous rock containing equal parts of calcium oxide and potassium plus sodium oxide.

"alkaline":  Any substance that is a strongly basic.

"alteration":  Any change in the mineralogic composition of a rock brought about by physical or chemical means.

"andesites" Means crystalline volcanic rock composed largely of the mineral plagioclase feldspar.

"breccias":  A coarse-grained clastic rock composed of angular broken rock fragments.

"breccia pipe":  A cylindrical chimney filled with breccia fragments of the country rock.

"clastic":  Pertaining to a rock or sediment composed principally of broken fragments that are derived from pre existing rocks.

"comagmatic":  Igneous rocks that are regarded as having been derived from a common parent magma.

"conglomerates":  A coarse grained rock made up of consolidated gravel.

"cuesta":  A ridge formed by a inclined strata with a gentle slope on one side and a steep slope on the other.

"differentiated":  The process by which multiple rock types form from a single magma.

"diorite":  A group of plutonic rocks intermediate in composition between acidic and basic.

"dykes (dikes)":  A tabular igneous intrusion that cuts across the bedding of foliation.

"electromagnetic surveys":  An electrical exploration method based on the measurement of alternating magnetic fields associated with current maintained in the subsurface of the earth.

"faults":  A discrete surface or zone separating two rock masses.

"feldspar" Means a group of silicate minerals that make up about 60% of the outer nine miles of the earth's crust.

"foliation":  A general term for a planar arrangement of textural or structural features in any type of rock.

"frontal slope":  The steep slope of a cuesta.

"geophysical exploration":  The use of geophysical techniques, eg. electric, gravity, magnetic, seismic or thermal in the search for economically valuable mineral deposits.

"glacio-fluvial sediments":  Deposits produced from the meltwater streams flowing from wasting glacier ice.

"granite":  Quartz-bearing plutonic rock.

"granodiorite":  A rock that is a diorite with granitic characteristics.

"high angle fault":  A fault with a dip of greater than 45°.

"hornfels":  A fine-grained rock formed by contact metamorphism.

"igneous":  A rock or mineral that solidified from molton material.

"intrustion":  The process whereby magma is emplaced in pre-existing rock.

"magnetite":  A very common iron mineral that is strongly magnetic.

"metamorphic rock" Means a rock formed from pre-existing solid rocks in response to extreme changes in temperature and pressure.

"monzonite":  Diorite grades into monzonite with an increase in the sodium silicate content.

"perthosite pegmatite":  A coarse grained, light colored igneous rock with abundant sodium silicate.

"pluton":  A deep seated igneous intrusion.

"potassic":  Rock or mineral containing a significant amount of potassium.

"proximal volcanic rocks":  Sedimentary deposits formed near the source area.

"pyroxenite":  An iron-magnesium rich plutonic rock.

"quartz" Means a common rock forming mineral.

"rift":  A long narrow continental trough that is bounded by faults.

"sedimentary" Means the process by which rock forming particles are accumulated in layers on the earth's surface.

"sericitic":  A hot water type of alteration common around the central zones of copper deposits.

"shale" Means fine grained sedimentary rock made up of soil or clay particles.

"silicate" Means a large group of common minerals which contain silicon and oxygen.

"skarn":  A rock of complex mineralogical composition, formed by contact metamorphism.

"sodic":  Refers to the sodium content of a rock or mineral.

"stocks":  A relatively small plutonic body.

"syenite":  A plutonic rock containing sodium silicate.

"terrain".  A tract or region of the earth's surface considered as a physical feature.

Description of our Business

(i)

Our Principal Products and Their Markets

We are a junior mineral exploration company.  We have staked and hold the Copper Prince property in South Central British Columbia which consists of one four post claim and 19 two post claims comprising a total of 35 claim units covering approximately 2,162 acres.  We commissioned a comprehensive technical report on our Copper Prince property by Mr. Gerry Diakow, a consulting geologist, who has now joined our company as Vice President of

Exploration.  We are primarily seeking copper in our exploration activities.  We have completed our phase one work program on budget and are preparing to move to phase two work.

(ii)

Distribution Methods of the Products or Services

We are a mineral exploration company and are not in the business of distributing any products or services.

(iii)

Status of Any Publicly Announced New Product or Service.

We have no plans for new products or services that we do not already offer.

(iv)

Competitive Business Conditions and Our Competitive Position In The Industry and Methods of Competition

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs.  Vast areas also remain unexplored.  The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest.  Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration activities.  These facts make it possible for a junior mineral exploration company such as ours to be very competitive with other similar companies.  In effect, we are also competitive with senior companies who are doing grass roots exploration.  In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration.  We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future.  If we are unable to raise capital to pay for extensive claim exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.  Currently, we have sufficient funds for the Phase 2 exploration program planned on our Copper Prince Property.  We do not need to raise capital to pay for claim exploration in the next 12 months.

As long as management of our company remains committed to building a portfolio of mineral exploration properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time.  We are one small company in a large competitive industry with many other junior exploration companies who are evaluating and re-evaluating prospective mineral properties in Western Canada.

(v)

Sources and Availability of Raw Materials and the Names of Principal Suppliers

Mineral exploration and survey equipment retailers are located within 180 miles of the Copper Prince property via paved highway. Excavators and other heavy equipment required for trenching and diamond drilling are available at the town of Princeton, located five miles from the property.

As a mineral exploration company, we do not require sources of raw materials and do not have principal suppliers in the way which applies to manufacturing companies.  Our raw materials are,

in effect, mineral exploration properties which we may stake or acquire from third parties.  Our management team seeks to assemble a portfolio of quality mineral exploration properties in western Canada and in the U.S. Pacific Northwest.  Initially, we will operate in the field with our Vice President of Exploration and a contract mining engineer.  This will enable us to assemble a portfolio of properties through grass roots exploration and staking.  We will also acquire new properties through option agreements where new properties can be acquired on favourable terms.

As of the date of the registration statement, the Company has not entered into negotiations or agreements preliminary or otherwise with respect to any potential acquisitions.  The Company's Vice-President of Exploration, Mr. Gerry Diakow, has extensive knowledge of mineral exploration prospects in British Columbia and numerous contacts through years of exploration work in the field.  Mr. Diakow is constantly evaluating new exploration prospects on behalf of the Company.  In the appropriate circumstances, the Company may pay finder's fees to arm's length parties who bring exploration prospects to the Company.

(vi)

Dependence on One or a Few Major Customers

We are in the business of mining exploration.  We are not selling any product or service and therefore have no dependence on one or a few major customers.

(vii)

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration.

Our company does not own any patents or trademarks.  We are not party to any labor agreements or contracts.  Licenses, franchises, concessions and royalty agreements are not part of our business.

(viii)

Need for Any Government Approval of Principal Products or Services

As a mineral exploration company, we are not in a business which requires extensive government approvals for principal products or services.  The British Columbia Mining Act outlines and governs the work that can be done on mining claims in British Columbia.  The process of applying for a work permit on our property involved completing a "Work and Reclamation Form" for submission to the British Columbia Ministry of Energy and Mines regional geologist for the Similkameen Mining Division.  We have the necessary permit to conduct exploration work on our property.

In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would likely sell or lease the deposit to a company whose business is the extraction and treatment of ore.  This company would undertake the sale of metals or concentrates and pay us a net smelter royalty as specified in a future lease agreement.  All responsibility for government approvals pertaining to mining methods, environmental impacts and reclamation would be the responsibility of this contractor.  All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in Canada and the United States is highly regulated.  Our Vice President of Exploration has extensive industry experience and is familiar with government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada.  The Company is required under law to meet government standards relating to the protection of land and waterways, safe work practices during the forest fire season and road construction.  We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia.  We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(ix)

Effect of Existing or Probable Governmental Regulations on Our Business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)

Estimate of the amount spent during each of the last two fiscal years on research and development activities.

During the last two fiscal years, we have expended a total of $15,000 on a Phase 1 exploration program on our Copper Prince Property.  A full description of this exploration work appears under the heading "Exploration Completed on our Copper Prince Property".

(xi)

Costs and Effects of Compliance with Environmental Laws (federal, state and local)

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only.  In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these claims.  These exploration plans will be prepared by qualified mining engineers.

(xii)

Number of Total Employees and Number of Full Time Employees

We currently have three part time employees, namely Mr. Gerald J. Shields, our President and C.E.O., Mr. Leonard MacMillan, our C.F.O. and Secretary and Mr. Gerry Diakow, our Vice-President of Exploration.

Item 2.  Plan of Operation

During the period June to December, 2003, we obtained stock subscriptions for 9,902,300 shares at $0.01 per share under Regulation S and Rule 506 of Regulation D to raise proceeds of $99,023.  This financing activity was done concurrently with our start up exploration activities.  The proceeds obtained from this financing have allowed us to complete the phase one exploration program on our Copper Prince property.  Our cash on hand will fund phase two operations on the Copper Prince Property which are budgeted at $18,920.  These funds will also cover our general and administrative expenses for at least the next 12 months which are budgeted at $20,000.

We do not expect any significant changes in the number of our employees over the next 12 months.  Our current management team will satisfy our requirements for the foreseeable future.  Our Vice President of Exploration, Mr. Gerry Diakow, spends approximately 10 hours per month on our company's affairs when he is not involved in field operations.  When Mr. Diakow is involved in field operations, he may spend up to 50 hours per month on our company's affairs.  Our President and C.E.O., Mr. Gerald Shields and our C.F.O., Mr. Leonard MacMillan spend approximately five hours per month each on our company's affairs.  Our Vice President of Exploration, Mr. Gerry Diakow, will complete our phase two exploration with the assistance of a contract field manager and assistant.

We expect to acquire additional mineral exploration prospects over the next 12 months.  Where possible we will issue common shares in payment of new mineral properties or options to acquire mineral properties to preserve our cash reserves.  Our Copper Prince property comprises a total of 35 claim units covering approximately 2,162 acres.  Lying at 49º 26' North latitude, 120º 26' West longitude, our property is located 4.5 km southeast of the town of Princeton in the Similkameen Mining Division of British Columbia.  Our consultants carried out our phase one exploration program in the spring and summer of 2004.  Our phase one program of prospecting and geological mapping cost approximately $15,000.  The phase one program is described in detail under the heading "Exploration Completed on our Copper Prince Property".

To date, we have completed two milestones in the execution of our business plan.  The first milestone was the successful raising of start up financing in the amount of $99,023.  The second milestone was the completion of phase one exploration on our Copper Prince Property.  The next significant milestone in the execution of our business plan will be the completion of phase two exploration on the Copper Prince Property.  In the opinion of our Vice President of Exploration, a phase two exploration plan on the Copper Prince Property is warranted based on assay results from the Knob Hill prospect on the Copper Prince Property.  Our phase two exploration program is scheduled for completion before the end of June, 2005.  The funds which we obtained from our initial financing activities are sufficient to fund phase two exploration and to cover all of our general and administrative expenses for the next 12 months of operations.  A detailed discussion of our phase two exploration program is set out under the heading "Phase 2 Geophysical Surveying".  This disclosure contains a detailed analysis of the costs of each step of the exploration program.

Exploration Completed on our Copper Prince Property

Phase 1

The initial program of prospecting and geological mapping occupied two persons for a 15-day period and cost about $15,000.  The phase one program implemented the recommendations contained in our consultants' report and included the following work.

Phase I of exploration included prospecting and geological mapping of rock outcrops.  Rock samples were collected and sent to Acme Analytical Laboratories for analysis.  Soil samples were collected from areas that featured no outcropping rock.  All locations were mapped using a modern geographical positioning instrument commonly referred to as a G.P.S. receiver.  Data was plotted onto North American datum 1983 (NAD83) maps, which are the industry standard.

The North Zone showings not covered by existing staking were staked and added to the claim group becoming part of the Copper Prince property.

A Geographical Information System (GIS) was set up for the enlarged property using North America Datum 1983 (NAD 83) as the grid points for all past and future surveys.  Geological investigations have been conducted on various parts of the Copper Prince claims, and numerous maps and reports have been produced over the previous 100 years.  Each author used a different grid and survey benchmark to locate the geological work.  These old surveys have been replotted onto maps based on the North American Datum 1983 (NAD83) system which standardized the older surveys, many of which were based on the North America Datum 1927 (NAD27) system.

Consequently, a large part of our exploration task has involved correlating this information and reconciling survey inconsistencies.  Previous surveys have now been incorporated  into the "Geographical Information System" (GIS) where all work locations and mineral showings are located on a NAD83 map.

The whole Copper Prince property-area was mapped at a scale of 1:5,000 in order to define stratigraphic, structural, fracture and alteration controls on exposed mineralization. Particular attention was paid to the geological guides:

(a)

Silicate-deficient, magnetite-rich composite alkaline intrusions.

(b)

Limestone deficient, alkaline to subalkaline members of volcanic, volcaniclastic, and clastic sedimentary assemblages in accreted Upper Triassic to Lower Jurassic oceanic-arc terranes.

(c)

Magnetite breccias, breccia pipes, and dykes, with and without associated copper sulphides.

(d)

Extensive potassic and sodic alteration of the pluton, skarn, and hornfels; sericitic alteration; distal Zn and Pb mineralization.

Planning, permitting, consultation with communities and ranchers, reporting, final report preparation:	$2,000.00

Wages
Senior professional geoscientist	7 field days	@ $350.00/day	$2,450.00
Senior technician	15 field days	@ $300.00/day	$4,500.00
Junior assistant	7 field days	@ $200.00/day	$1,400.00

Room and Board	25 man days	@ $100.00/day	$2,500.00
Truck 4x4 and fuel	15 field days	@ $100.00/day	$1,500.00

Equipment
Chain saw, axes, hip chains, flagging, claim tags, etc.	$150.00

Assays, soil samples and rock analysis	$500.00

Total Phase 1 Budget Expended	$15,000.00

Results of Phase I Exploration

We examined and sampled copper-gold mineral showings, occurrences at the SZ prospect and the Knob Hill prospect of our Copper Prince property.  The SZ showings are along the eastern edge of our Rain claims and the Knob Hill prospect is a mineralized quartz vein centered in the Rain number 1 claim.  Eight rock samples collected from the Copper Prince property were sent to Acme Analitical Laboratories for analysis.  In addition, during Phase I, 72 soil samples were collected and sent to SGS Canada Inc. Mineral Services for analysis.  Our phase one results justify a second phase of exploration consisting of a geochemical grid over our Knob Hill prospect.

Phase 2 Geophysical Surveying

We propose to undertake Phase 2 exploration on our Copper Prince property in the spring of 2005.  Cold temperatures and snow accumulation can make field work difficult on the Copper Prince Property from November to March.

Phase II of exploration will employ one of two geophysical survey techniques: Induced Potential or a Magnetic Survey.  The former uses a generator connected to electrodes inserted in the ground to produce an electric charge in the ground.  After the ground is charged, a measurement of how long the electrical charge is held in the ground is taken.  A magnetic survey uses an instrument called a magnetometer to read the magnetic field generated by subsurface magnetic minerals.  These surveys will cover the same area as the geochemical survey.

An induced potential survey is capable of outlining underground conductors.  When several survey lines have been completed, a 3-dimensional target may emerge.  This target could then be diamond drilled if we proceed to a 3rd phase of exploration.  A magnetometer survey is capable of identifying the subsurface interface of magnetic volcanic rocks and granitic rock which could host copper mineralization.  This type of survey can also generate targets for diamond drilling.

We have established the following Phase 2 program:

Planning, mobilization, surveying grid, soil sampling, prospecting and geological mapping of anomalies outlined from phase 1 program:	$770.00

Wages
Senior professional geoscientist	3 days	@ $350.00/day	$1,050.00
Field manager senior technician	10 days	@ $300.00/day	$3,000.00
Junior assistant	10 days	@ $200.00/day	$2,000.00

Contracted Geophysicists, including crew:

Equipment and report	4 days	@ $1,500.00/day	$6,000.00
Room and Board	36 man days	@ $100.00/day	$3,600.00
Truck and fuel	10 field days	@ $150.00/day	$1,500.00
Assays and disposables			$500.00
Report writing			$500.00
Total Phase 2 Budget			$18,920.00

No Phase 3 exploration program is currently planned.  A Phase 3 exploration program is contingent upon prospective exploration results from our Phase 2 program.  In the event a Phase 3 exploration program is not warranted, we will preserve our cash reserves and seek a new property to explore.

Item 3.  Description of Property

Office Premises

We operate from our offices at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.  We do not own any real property or significant assets.  Office space is provided to us on a rent free basis by Mr. Gerald Shields, a director of the Company.  We are not a party to any lease.  Our agreement with Mr. Shields to provide office space at no cost is discretionary and may be terminated at any time without notice.  It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees.  Management believes that this space will meet our needs for the foreseeable future.

Mining Properties

The Copper Prince property consists of one 4-post claim and nineteen 2-post claims comprising a total of 35 claim-units covering approximately 2,162 acres with a single alienated Crown Grant (Lot 802) contained in the Rain #1 mineral claim (Figure 2).  Our property is without know reserves.  Our program is exploratory in nature.

List of claims

Tenure Number	Claim Name	Time of Tenure	Number of Units
407912	RAIN #1	Good Standing 2005.01.20	16
407913	RAIN #2	Good Standing 2005.01.15	1
407914	RAIN #3	Good Standing 2005.01.18	1
407915	RAIN #4	Good Standing 2005.01.18	1
407916	RAIN #5	Good Standing 2005.01.18	1
407917	RAIN #6	Good Standing 2005.01.18	1
407918	RAIN #7	Good Standing 2005.01.18	1
407919	RAIN #8	Good Standing 2005.01.18	1
407920	RAIN #9	Good Standing 2005.01.19	1
407921	RAIN #10	Good Standing 2005.01.19	1
407922	RAIN #11	Good Standing 2005.01.19	1

407923	RAIN #12	Good Standing 2005.01.19	1
407924	RAIN #13	Good Standing 2005.01.19	1
407925	RAIN #14	Good Standing 2005.01.19	1
407926	RAIN #15	Good Standing 2005.01.20	1
407927	RAIN #16	Good Standing 2005.01.20	1
407928	RAIN #17	Good Standing 2005.01.20	1
407929	RAIN #18	Good Standing 2005.01.20	1
407930	RAIN #19	Good Standing 2005.01.20	1
407931	RAIN #20	Good Standing 2005.01.20	1
			Total Unites 35

Location and Access

The Copper Prince property is located at the eastern margin of the Hozameen Range of the Cascade Mountains, part of the Coast Mountains of southwestern British Columbia (Figure 1).  The property consists of one 4-post and nineteen 2-post claims comprising a total of 35 claim-units covering approximately 2,162 acres.  Lying at 49° 26' North latitude, 120° 26' West longitude, the claims are located in the Similkameen Mining Division of British Columbia (Figures 2 and 3).

The town of Princeton, the nearest supply and service centre is located at the junction of Highway 3 and 5, 176 miles east of Vancouver, BC (Figure 2).  The claims are located approximately 2.75 miles southeast of Princeton between the Darcy Mountains and Similkameen River (Figures 2 & 3).  Access to the property-area is by the August Lake road, a good all-weather road that joins Hwy. 3 at the golf course cut-off, 2.4 miles east of Princeton.  The property-area is transected by numerous logging and ranch roads that may be passable only by 4 -wheel drive vehicles during periods of poor weather.

Terrain and Vegetation

The Copper Prince property is located at the eastern margin of the Hozameen Range of the Cascade Mountains, part of the Coast Mountains of southwestern British Columbia, and at the western margin of the southern Interior Plateau (Figure 1).

Holland (1976) describes the transition between the Hozameen Range and the Interior Plateau near Princeton as follows:  The Cascade Mountains are separated by the Fraser River from the Pacific Ranges of the Coast Mountains to the north.  The Cascade Mountains on the east are flanked by and merge in the Kamloops Plateau.  Their western boundary is clearly defined by the Fraser River, but their eastern margin is a transition zone through which summit elevation progressively diminishes and the degree of dissection decreases as the Kamloops Plateau is approached.  The boundary separating mountains and plateaus follows the Nicoamen River from its mouth, thence more or less along the 5,000-foot contour west of Prospect Creek to the head of Tulameen River and the head of Skagit River, thence down Copper Creek and east from its mouth across to the Ashnola River, thence northeastward past Crater Mountain to the valley of the Similkameen River.

Elevations on the Copper Prince property range from about 2000 ft above sea level near the Similkameen River at the northern boundary of the property, to about 3500 ft on the slopes of the Darcy Mountains near the southeastern corner of the claim group.

The Darcy Mountains are comparatively low, rounded promontories, the gentle slopes of which were originally covered with pine and spruce forest and parkland.  Some of the forest has been removed by local ranchers who use some of the property-area for rangeland.

The most significant topographic feature on the property is the August Lake valley, a "U"-shaped glacial spillway extending northward from August Lake to the Similkameen River (Figure 2).  The flat bottom of this valley is at an elevation of about 2500 ft above sea level where it transects the property north of the lake.  On either side of the spillway, slopes rise steeply up to the level of the frontal slope of the Darcy Mountains.

Soils are deep and well-developed on the frontal slope of the Darcy Mountains.  Results from soil surveys taken in this area are generally reliable.  Samples from various overlapping surveys tend to confirm each other.

Steep slopes flanking the August Lake valley and near the Similkameen River at the northern boundary of the property feature the most numerous and best exposures of bed rock in the property-area.

The spillway north of August Lake is filled with glacio fluvial sediments to an unknown depth. Soil and electromagnetic surveys over the spillway would not be reliable exploration tools in that area.

The climate of the Princeton area is typical of the southern interior of British Columbia.  Summers are hot and dry; winters moderately cold.  A thin blanket of snow covers the area from November until March.

Geological Setting

The Copper Prince property is located at the southern end of the Thompson Plateau.  It is situated between the Hozameen Range on the west and the Okanagan Range on the southeast, both of which are part of the Cascade Mountain system.  The area where the claims are located is generally called the "Copper Mountain Camp".

The regional geological setting is characterized by major north-striking high-angle faults which form an ancient, long-lived rift system that extends from the United States border to at least 120 miles north.  This system was the locus of a long, narrow marine basin in which Nicola Group rocks were deposited during Triassic time, and it then accommodated basins of continental volcanism and sedimentation in Early Tertiary time.  The central part of the Nicola basin is marked by an abundance of high-energy, proximal volcanic rocks and contains a large number of coeval, comagmatic, high-level plutons with several associated copper deposits.  A group of such plutons, some of which are differentiated, are known as the Copper Mountain Intrusions.

The Copper Mountain Intrusions include the Copper Mountain, Smelter Lake and Voigt stocks.  These plutons form a continuous alkalic-calcic rock series ranging in composition from pyroxenite to perthosite pegmatite and syenite.  The Copper Mountain stock is a concentrically differentiated intrusion, elliptical in plan, and approximately 17 square kilometres in area.  Its major axis is 10 kilometres long and strikes 300 degrees.  The stock is zoned, with diorite at its outer edge grading through monzonite to syenite and perthosite pegmatite at the core.  The two smaller satellites, the Smelter Lake and Voigt stocks, show no differentiation, but are similar in composition to the outer phase of the Copper Mountain stock.

Much of the surface geology of the Copper Prince property is obscured by overburden, however, a fairly complete picture can be deduced from indirect observations.

The bulk of the claims are underlain by Nicola Volcanics intruded by small stocks and dyke swarms of Coast Intrusive granodiorite and diorite.  At the northern claim boundary of the property the rocks are massive granodiorite with diorite sections.  Most of the remainder of the rocks on the Darcy Mountains, an area of outcrop exposure on the property, are Nicola volcanic andesite.

On the eastern part of the claims, from the Allenby road east, and west from there onto the low mountains west of August Lake the rocks are overlying Princeton Sediments mixed sandstone, shale and minor conglomerates.

FIGURE 1

Map of the Province of British Columbia showing the general location of our Copper Prince Property in southwestern British Columbia.

ATLIN
CASSIAR
FORT NELSON
WARE
STEWART
FORT ST. JOHN
HAZELTON
PRINCE RUPERT
TERRACE
SMITHERS
KITIMAT
QUEEN CHARLOTTE ISLANDS
PRINCE GEORGE
BARKERVILLE
QUESNEL
BELLA COOLA
WILLIAMS LAKE
BRALORNE
PORT ALICE
KAMLOOPS
REVELSTOKE
CAMPBELL RIVER
MERRITT
KELOWNA
KASLO
SQUAMISH
PRINCETON
PENTICTON
NELSON
KIMBERLEY
PORT ALBERNI
Vancouver
NANAIMO
ROSSLAND
DUNCAN
Victoria
VANCOUVER ISLAND
Fraser River
Williston Lake
60°
56°
52°
49°
SCALE
0 100 200 300 400 km
0 50 100 150 200 mi
N.

Figure I

TRENDTECHNOLOGY CORPORATION

GENERAL LOCATION

COPPER PRINCE PROPERTY

BRITISH COLUMBIA

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

FIGURE 2

Topography map of the Similkameen Mining Division in British Columbia showing the location, terrain and mineralized zones of our Copper Prince Property.

Princeton
Village Limits
Mount Miner
Allison
PRINCETON PROV PARK
Mine Waste
Lumber Yard
Sawmill
NORTH ZONE
16N, 24E
11N, 14E
SOUTH ZONE
11S, 2.5W
COPPER PRINCE PROPERTY
S I M I L K A M
Lorne Lake
NOTE: Topography is from N. T. S. Map 92 H/8 HEADLEY

LOCATION

BRITISH COLUMBIA
COPPER PRINCE PROPERTY

Figure 2

SCALE

0 1 2 3 km

0 1 2 mi

TREND TECHNOLOGY CORPORATION

LOCATION, TERRAIN

And MINERALIZED ZONES

COPPER PRINCE PROPERTY

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

FIGURE 3

Map of the Similkameen Mining Division of British Columbia showing our minerals claims in the Copper Prince Property.  Scale  1:20,000.

332370
MINERAL RESERVE
NO STAKING
TREND TECHNOLOGY CORPORATION
MINERAL CLAIMS
49°26'N., 120°26' W.
COPPER PRINCE PROPERTY
SIMILKAMEEN M.D., B.C.,
N.T.S. 92H048
S.G. DIAKOW
MARCH,2004
Figure 3 scale 1:20,000
RAIN #1
407912
4N x 4W

FIGURE 4

Small scale map of the Princeton area in the southwestern part of the Province of British Columbia showing the location and access to our property, the Copper Prince Property.

Copper Prince Claims
Washington State
Princeton
Coalmont
Peachland
Summerland
PENTICTON
Naramata
Kaleden
Hedley
Keremeos
Cawston
Olalla
Oliver
Fairview
Okanagan Falls
Nighthawk
Oroville
ROSS LAKE
MANNING
Similkameen
Scale of Atlas Maps 1 : 600 000
10 20 30 40 50
kilometres

Figure 4

TREND TECHNOLOGY CORPORATION

HIGHWAY ACCESS

COPPER PRINCE PROPERTY

BRITISH COLUMBIA

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  The beneficial ownership of voting securities includes securities with respect to which the persons listed have the right to acquire within 60 days of the date of this registration statement pursuant to options, warrants, conversion privileges or other rights.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Leonard MacMillan Suite 139 1220 Rosecrans Street San Diego, CA 92106 Officer and Director	5,600 shares Direct Ownership	0.05%
Common	Gerald Shields 1866 Esquimalt Avenue West Vancouver, B.C. V7V 1R9 Officer and Director	50,000 shares Direct Ownership	0.5%
Common	Gillian M. Dougans 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%
Common	Chris Bunka 5774 Deadpine Drive Kelowna, B.C. V1P 1A3	500,000 shares Direct Ownership	5.05%
Common	Cody Bateman Suite 504 7831 Westminster Hwy. Richmond, B.C. V6X 4J4	500,000 shares Direct Ownership	5.05%
Common	Sean Jordan Suite 1 1909 Queen Street East Toronto, Ontario M4L 1H3	750,000 shares Direct Ownership	7.57%
Common	Kevin Bell 1160 - 20th Avenue Prince George, B.C.	750,000 shares Direct Ownership	7.57%
Common	Katrin Braun 8095 - 170th Street Surrey, B.C. V4N 4Y7	750,000 shares Direct Ownership	7.57%
Common	Lloyd Blackmore 18 Queens Street St. Georges, Bermuda	750,000 shares Direct Ownership	7.57%

Common	Gerald R. Tuskey 2522 Mathers Avenue West Vancouver, B.C. V7V 2J1	3,000,000 shares Direct Ownership	30.29%
Common	Ryan Bateman 27 Reid Street Hamilton, Bermuda HM11	750,000 shares Direct Ownership	7.57%
Common	Melanie Bell #1, Smithfield Manor 5 Riddels Bay Road Warwick, Bermuda WK04	750,000 shares Direct Ownership	7.57%
Common	Management as a Group (2 directors)	55,600 shares Direct Ownership	0.55%

The balance of our outstanding common stock is held by 42 persons.  We have 9,902,300 common shares issued and outstanding.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our originating director was Mr. Keith Ebert.  Mr. Ebert was replaced as officer and director of our company by Mr. Gerald R. Tuskey on November 1, 2003.  Mr. Tuskey was replaced as an officer and director of our company by Mr. Gerald Shields and Mr. Leonard MacMillan on April 20, 2004.  Mr. Gerry Diakow joined our company as Vice-President of Exploration on November 15, 2004.

Our current directors and officers are as follows:

Name	Age	Position
Gerald J. Shields	50	President, C.E.O. and Director
Leonard MacMillan	55	C.F.O., Secretary and Director
Gerry Diakow	54	Vice President of Exploration

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officer serves at the will of the Board of Directors.  There are no family relationships between any executive officer or director.  No officer or director of our company has, during the past five years, been named or involved in any bankruptcy proceedings, criminal proceedings, securities or banking regulatory enforcement action or federal or state securities or commodities law enforcement proceeding.

Resumes

Gerald J. Shields was appointed a director and officer of our company on April 19, 2004.  Mr. Shields obtained his law degree from the University of Western Ontario in 1979.  He is engaged in the private practice of law, specializing in corporate finance and mergers and acquisitions.  From 1998 to date, he has been engaged in private practice in Vancouver, British Columbia with the firm of Godinho Sinclair Shields, an association of lawyers and law corporations.  His clients consist primarily of public companies.  Mr. Shields is a member in good standing of the Bars of British Columbia and Alberta and is a member of the Canadian Bar Association.  Mr. Shields is not a director of any other public companies.

Leonard MacMillan was appointed to his position on April 20, 2004.  Mr. MacMillan has been employed continuously as managing director of Resource Management Associates in Vancouver, British Columbia since 1998.  Resource Management Associates is a private management consulting company.  In his capacity as managing director for Resource Management Associates, Mr. MacMillan provides management consulting services to private and public companies in the United States, Canada and Europe.  Mr. MacMillan's services include providing introductions to sources of equity and debt financing.  Mr. MacMillan does not currently serve as a director of any other private or public companies.

Gerry Diakow was appointed to his position on November 15, 2004.  Mr. Diakow is not a director or officer of any other reporting company.  Mr. Diakow is a consulting geologist and works for other companies who pay Mr. Diakow for his services.  The majority of Mr. Diakow's working hours are spent on his consulting obligations.

From January, 1999 to the present, Mr. Diakow has acted as a contract project manager for Trilogy Minerals Inc., a public company listed on the Canadian Venture Exchange.  From June, 1997 to January, 1999, Mr. Diakow acted as President of Pacific Mining Co., a privately held Honduran mineral exploration company.  From January, 1994 until June, 1997, Mr. Diakow acted as President of Cimarron Corp., a privately held British Columbia mining exploration company.  Mr. Diakow graduated with a BSc. in Chemistry from Vancouver City College and the University of British Columbia.  Mr. Diakow also studied civil and structural engineering at the British Columbia Institute of Technology.  Mr. Diakow has been engaged primarily in mineral exploration for the past 34 years.  Mr. Diakow has been employed by major mineral exploration companies such as Union Carbide Mining Exploration as a diamond drilling supervisor, Canadian Superior Mining Exploration as a field geologist and Anaconda Mining Exploration as a field data processor.  Mr. Diakow has worked in mineral exploration extensively in Canada, the Western United States and in Central America.  Mr. Diakow is a member of the American Society of Economic Geologists.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies.  Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies.  We do not have a right of first refusal to opportunities that come to management's attention.  No member of management is currently in a conflict of interest with respect to their service obligations to our company.  No officer or director of our company currently has plans to become involved in a management capacity with a mining, exploration or development company.  All directors and officers have a fiduciary duty to act in the best interests of the Company for which they are appointed or employed.

Item 6.  Executive Compensation

No compensation has been awarded to, earned by or paid to our officers and/or directors since our inception.  Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations.  As of the date of this registration statement, we have no funds available to pay officers or directors.  Further, our officers and director are not accruing any compensation pursuant to any agreement with us.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Gerald J. Shields, President, C.E.O. and Director	2003/ 2004	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00
Leonard MacMillan, C.F.O., Secretary and Director	2003/ 2004	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

Item 7.  Certain Relationships and Related Transactions

We have not entered into any related party transactions.  Our officers and directors are not related by blood or marriage.  Our President and C.E.O., Mr. Gerald Shields, and our C.F.O. and Secretary, Mr. Leonard MacMillan may be defined as promoters of our company based on their initiative in organizing and developing the business of our company.  Neither Mr. Shields nor Mr. MacMillan have received any asset of value including money, property, contracts, options or rights directly or indirectly from our company.  Both Mr. Shields and Mr. MacMillan have purchased shares in our company at a price of $0.01 per share which is the same consideration as paid by all other investors in our company.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share.  There are 9,902,300 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock.  There has been no trading market to date.  Management has not discussed market making with any market maker or broker dealer.  We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks; and

  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person; and

  make a reasonable determination that the transactions in penny stocks are suitable for that personand that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

  sets forth the basis on which the broker or dealer made the suitability determination; and

  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

None of our issued and outstanding common stock is eligible for sale pursuant to Rule 144 under the Securities Act of 1933.  Rule 144, as currently in effect, allows a person who has beneficially owned shares of a company's common stock for at least one year to sell within any three month period a number of shares that does not exceed the greater of:

(1)

1% of the number of shares of the subject company's common stock then outstanding which, in our case, will equal approximately 99,023 shares as of the date of this registration statement; or

(2)

the average weekly trading volume of the subject company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Under Rule 144(k), a person who is not one of the subject company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this registration statement, persons who are our affiliates hold 3,055,600 shares that may be sold pursuant to Rule 144 after two years from the date of purchase.  Accordingly, Rule 144 applies to the 3,055,600 shares except for subparagraph (k) of Rule 144 which does not apply to affiliate shares as described in the preceding paragraph.  All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as the shareholder remains an affiliate of our company.  Three months after such persons cease to be affiliates of our company, sales may be made after the two year period from the issue date without 144 limitations under Rule 144(k).

Holders

There are fifty four (54) holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Options, Warrants, Rights of Exchange

Our company has not issued any options, warrants or rights of exchange which are or could become capable of being converted into common shares of our company.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

We have no changes in or disagreements with our accountants.

Item 4.  Recent Sales of Unregistered Securities

On March 31, 2004, we issued 9,902,300 common shares at $0.01 per share to 54 subscribers.  All of our common shares have been issued for cash.  9,881,700 of these shares were issued under Regulation S and 20,600 of these shares were issued under Rule 506 of Regulation D.  None of the purchasers who received shares under Regulation S are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  Subscribers to the offering under Regulation S acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied.  The two purchasers who received shares under Rule 506 of Regulation D were "Accredited Investors" as that term is defined in Regulation D.

Item 5.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Article VI of our Bylaws states certain indemnification rights.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation.  Excepted from that immunity in our articles of incorporation are:

(a)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)

the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our unaudited financial statements for the quarter ended December 31, 2004 and our audited financial statements for the year ended March 31, 2004 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Moore Stephens Ellis Foster, given on the authority of said firm as experts in accounting and auditing.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

March 31, 2004

Index

Report of Independent Auditors

Balance Sheet

Statement of Stockholders' Equity

Statement of Operations

Statement of Cash Flows

Notes to Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.

 CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

We have audited the balance sheet of Trend Technology Corporation ("the Company") (An exploration stage company) as at March 31, 2004, the related statements of stockholders' equity, operations and cash flows for the period from March 1, 2003 (commencement of operations) to March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for period from March 1, 2003 (commencement of operations) to March 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada

"MOORE STEPHENS ELLIS FOSTER LTD."

April 21, 2004

Chartered Accountants

MSAn independently owned and operated member of Moore Stephens North America, Inc.  Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Balance Sheet
March 31, 2004
(Expressed in U.S. Dollars)

ASSETS

Current
Cash and cash equivalents		$91,590

Total current assets		91,590

Mineral properties (Note 3)		-

Total assets		$91,590

STOCKHOLDERS' EQUITY

Share capital
Authorized:
100,000,000	common shares with a par value of $0.0001 per share
Issued and outstanding: 9,902,300 common shares		$990

Additional paid-in capital		98,033

(Deficit) accumulated during the exploration stage		(7,433)

Total stockholders' equity		$91,590

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statement of Stockholders' Equity
March 1, 2003 (commencement of operations) to
March 31, 2004
(Expressed in U.S. Dollars)
				Deficit
				accumulated	Total
			Additional	during	stockholders'
	Common stock		paid-in	exploration	equity
	Shares	Amount	capital	stage	(deficiency)

Issuance of common stock for cash
at $0.01 per share	9,902,300	$990	$98,033	$-	$99,023
Comprehensive income (loss):
(Loss) for the period	-	-	-	(7,433)	(7,433)

Balance, March 31, 2004	9,902,300	$990	$98,033	$(7,433)	$91,590

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statement of Operations
March 1, 2003 (commencement of operations) to
March 31, 2004
(Expressed in U.S. Dollars)

Expenses
Bank charges and exchange loss	$3,068
Office and miscellaneous	365
Mineral exploration - consulting	4,000

(Loss) for the period	$7,433

(Loss) per share
- basic and diluted	$(0.00)

Weighted average number of
common shares outstanding
- basic and diluted	4,951,150

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statement of Cash Flows
March 1, 2003 (commencement of operations) to
March 31, 2004
(Expressed in U.S. Dollars)

Cash flows used in operating activities
(Loss) for the period	$(7,433)
Cash flows from financing activities
Proceeds from issuance of common stock	99,023

Cash and cash equivalents, end of period	$91,590

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

1.

Incorporation and Continuance of Operations

The Company was formed on February 16, 2001 under the laws of the State of Nevada and commenced operations on March 1, 2003.  It is engaged in the acquisition and exploration of mineral properties.  The Company has an office in Vancouver, Canada.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred an operating loss and requires additional funds to maintain its operations.  Management's plans in this regard are to raise equity financing as required.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might result from this uncertainty.

The Company has not generated any operating revenues to date.

The Company has chosen March 31 as its fiscal year end.

2.

Significant Accounting Policies

(a)

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

(b)

Mineral Properties and Exploration Expenses

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred.  The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.  As at March 31, 2004, the Company did not have proven reserves.

Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires.

Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

Costs related to site restoration programs are accrued over the life of the project.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies (continued)

(c)

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

(d)

Advertising Expenses

The Company expenses advertising costs as incurred.  There were no advertising expenses incurred by the Company for the periods ended March 31, 2004.

(e)

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings Per Share".  Diluted loss per share is equivalent to basic loss per share because there are no dilutive securities.

(f)

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions.  As of March 31, 2004, the Company had no deposit in a bank beyond insured limits.

(g)

Foreign Currency Translations

The Company is located and operating outside of the United States of America.  It maintains its accounting records in U.S. Dollars, as follows:

At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies (continued)

(h)

Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value.  These financial instruments include cash and cash equivalents.  Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company is operating outside the United States of America and has significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollars.

(i)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies   (continued)

(j)

Accounting for Derivative Instruments and Hedging Activities

The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.  If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction.  For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

(k)

Stock-Based Compensation

The Company adopted the fair value method of accounting for stock-based compensation recommended by of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation".

The Company does not have a stock option plan nor granted any stock options since inception.

(l)

Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the impairment or Disposal of Long-Lived Assets.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies   (continued)

(m)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency).  Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

The Company has no elements of "other comprehensive income" for the period ended March 31, 2004.

(n)

Intangible Assets

The Company adopted the Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite life are not amortized but rather tested at least annually for impairment.  Intangible assets with a definite life are required to be amortized over their useful life or estimated useful life.

The Company does not have any goodwill nor intangible assets with indefinite or definite life since inception.

(o)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51.  This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity.  FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date.  Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The adoption of FIN 46 does not have an impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133.  This Statement is effective for contracts entered into or modified after June 30, 2003.  The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

2.

Significant Accounting Policies   (continued)

(o)

New Accounting Pronouncements   (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 does not have an impact on the Company's financial statements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) will not have an impact on the company's financial position or results of operations.

In a December 11, 2003 speech, the American Institute of Certified Public Accountants and Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore is valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as prescribed.

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Notes to Financial Statements

March 31, 2004

(Expressed in U.S. Dollars)

3.

Mineral Properties

The Company owns the Rain #1 to Rain #20 (tenure number 407912 to 47931) mineral claims located in the Similkameen Mining Division, British Columbia, Canada.  As of March 31, 2004, the Company has not commenced exploration work on the properties.

4.

Income Taxes

As at March 31, 2004, the Company has estimated net operating losses carryforward for tax purposes of $7,400.  This amount may be applied against future federal taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations.  When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

Tax loss carry forwards	$ 2,600
Valuation allowance	(2,600)
$ -

TREND TECHNOLOGY CORPORATION

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

(Unaudited - Prepared by Management)

December 31, 2004

Index

Balance Sheets

Statements of Operations

Statements of Stockholders' Equity

Statements of Cash Flows

Notes to Financial Statements

TREND TECHNOLOGY CORPORATION
(A exploration stage company)

Balance Sheets
(Expressed in U.S. Dollars)
(Unaudited - Prepared by Management)
	December 31,	March 31,
	2004	2004

ASSETS

Current Assets
Cash	$70,117	$91,590
Total Current Assets	70,117	91,590

Mineral Properties	-	-
Total Assets	$70,117	$91,590

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$1,656	$-
	1,656	-
STOCKHOLDERS' EQUITY
Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.0001
Issued and outstanding:
9,902,300 common shares	990	990

Additional paid-in capital	98,033	98,033
Deficit accumulated during the exploration stage	(30,562)	(7,433)
Total Stockholders' Equity	68,461	91,590

Total liabilities and stockholders' equity	$70,117	$91,590

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(A exploration stage company)

Statements of Operations
(Expressed in U.S. Dollars)
(Unaudited - Prepared by Management)

	November 14, 2003			Period from
	(commencement	Three months	Nine months	November 14,
	of operation)	ended	ended	2003 to
	to December 31,	December 31,	December 31,	December 31,
	2004	2004	2004	2003

Expenses
Bank charges and exchange loss	$ 3,132	$ 20	$ 64	$ 20
Filing and transfer agent fees	364	364	364	-
Office and miscellaneous	446	-	81	-
Mineral exploration	20,500	3,000	16,500	-
Professional fees	5,678	708	5,678	-
Travel expenses	442	442	442	-
Total expenses	30,562	4,534	23,129	20

Net loss for the period	$ (30,562)	$ (4,534)	$ (23,129)	$ (20)

Earnings per shares - basic and diluted		$ (0.00)	$ (0.00)	$ -

Weighted average number of shares outstanding
- basic and diluted		9,902,300	9,902,300	-

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(A exploration stage company)

Statement of Shareholders' Equity
Period from November 14, 2003 (commencement of operations) to December 31, 2004
(Expressed in U.S. Dollars)
( Unaudited - Prepared by Management)
				Deficit
				accumulated	Total
			Additional	during the	stockholders'
	Common stock		paid-in	exploration	equity
	Shares	Amount	capital	stage	(deficiency)

Issuance of common stock for cash at $0.01 per share	9,902,300	$ 990	$ 98,033	$ -	$ 99,023

Comprehensive income (loss)
Loss for the period				(7,433)	(7,433)

Balance, March 31, 2004	9,902,300	$ 990	$ 98,033	$ (7,433)	$ 91,590

Comprehensive income (loss)
Loss for the period				(23,129)	(23,129)

Balance, December 31, 2004	9,902,300	$ 990	$ 98,033	$ (30,562)	$ 68,461

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION
(A exploration stage company)

Statements of Cash Flows
(Expressed in U.S. Dollars)
(Unaudited - Prepared by Management)
	November 14, 2003		Period from
	(commencement	Nine months	November 14,
	of operation)	ended	2003 to
	to December 31,	December 31,	December 31,
Stated in U.S. dollars	2004	2004	2003

Cash flows from (used in) operating activities
Net income (loss) for the period	$ (30,562)	$ (23,129)	$ (20)
Adjustments to reconcile net loss to net cash
used in operating activities :
Accounts payable and accrued liabilities	1,656	1,656	-
Net cash flows used in operating activities	(28,906)	(21,473)	(20)

Cash flows from (used in) financing activities
Proceeds from issuance of common stock	99,023	-	-
Share subscription received	-	-	38,003
Net cash flows provided by financing activities	99,023	-	38,003

Increase (decrease) in cash during the period	70,117	(21,473)	37,983
Cash, beginning of period	-	91,590	-
Cash, end of period	$ 70,117	$ 70,117	$ 37,983

Supplemental cash flow information
Interest paid in cash	$ -	$ -	$ -
Income taxes paid in cash	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION

(A exploration stage company)

Notes to Financial Statements

December 31, 2004

(Expressed in U.S. Dollars)

1.

Basis of Presentation

The accompanying unaudited interim balance sheets, statements of operations and cash flows reflected all adjustments, consisting of normal recurring adjustments and other adjustments, that are, in the opinion of management, necessary for a fair presentation of the financial position of the Company, at December 31, 2004 and the results of operations and cash flows for the interim period ended December 31, 2004. The accompanying unaudited financial statements have been prepared in accordance with the instruction from Form 10-QSB pursuant to the rules and regulations of Securities and Exchange Commission and, therefore, do not include all information and notes normally provided in audited financial statements and should be read in conjunction with the Company's financial statements for the fiscal period ended March 31, 2004 included in the annual report previously filed on Form 10-KSB. The result of operations for the interim periods presented is not necessarily indicative of the results to be expected for the full year.

2.

Mineral Properties

The Company owns the Rain #1 to Rain #20 (tenure number 407912 to 47931) mineral claims located in the Similkameen Mining Division, British Columbia, Canada. As of December 31, 2004, the Company completed the phase one program on prospecting and geological mapping of the mineral claims and has initiated the phase two program on geophysical surveying of the mineral claims.

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	By-Laws

*

Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND TECHNOLOGY CORPORATION

Date:

February 10, 2005

By:

/s/Gerald J. Shields

Gerald J. Shields, President,

C.E.O. and Director